UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A [Rule 13d-101]
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 9) *

Embotelladora Andina S.A.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
None *
(CUSIP Number)
* CUSIP number for American Depositary Shares representing
Series A Common Stock is
29081P 20 4
CUSIP number for American Depositary Shares representing
Series B Common Stock is
29081P 30 3

Gary P. Fayard
Executive Vice President and Chief Financial Officer
The Coca‑Cola Company
One Coca‑Cola Plaza
Atlanta, Georgia 30313
(404) 676‑2121
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Bernhard Goepelt Senior Vice President, General Counsel and Chief Legal Counsel
The Coca‑Cola Company
One Coca‑Cola Plaza
Atlanta, Georgia 30313
(404) 676‑2121

March 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
-----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA COMPANY 58-0628465
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% of the shares of Series A Common Stock, no par value, outstanding;
11.0% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA INTERAMERICAN CORPORATION 13-1940209
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA EXPORT CORPORATION 13-1525101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% of the shares of Series A Common Stock, no par value, outstanding;
11.0% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% of the shares of Series A Common Stock, no par value, outstanding;
11.0% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* OO (limited liability company)

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA DE CHILE S.A. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% of the shares of Series A Common Stock, no par value, outstanding;
11.0% of the shares of Series B Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

ATTACHMENT A

Coca-Cola de Chile S.A. owns directly 40,552,802 shares of Series A Common Stock, no par value (“Series A Stock”), and 40,552,802 shares of Series B Common Stock, no par value (“Series B Stock”), of Embotelladora Andina S.A. (“Andina”). Such shares were owned directly by Coca-Cola Interamerican Corporation until October 6, 2006, when they were transferred to Coca-Cola de Chile S.A. in an intercompany transfer between wholly owned subsidiaries of The Coca-Cola Company.

Servicios y Productos Para Bebidas Refrescantes S.R.L. owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock of Andina.

Coca-Cola de Chile S.A. and Servicios y Productos Para Bebidas Refrescantes S.R.L. are direct subsidiaries of The Coca‑Cola Export Corporation; and The Coca-Cola Export Corporation and Coca‑Cola Interamerican Corporation are direct wholly owned subsidiaries of The Coca‑Cola Company.

ATTACHMENT B

The reporting persons have been informed by Andina that a total of 380,137,271 shares of Series A Stock and a total of 380,137,271 shares of Series B Stock were outstanding as of March 30, 2012.

AMENDMENT NO. 9
TO
STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
OF THE
GENERAL RULES AND REGULATIONS
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

This Amendment No. 9 amends and supplements the original Schedule 13D filed on September 16, 1996 by The Coca-Cola Company and certain of its subsidiaries, as amended by Amendments 1 through 8 (as further amended by this Amendment No. 9, the “Schedule 13D”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This statement is being filed by The Coca‑Cola Company (“KO”), KO's direct wholly owned subsidiaries, Coca‑Cola Interamerican Corporation (“Interamerican”) and The Coca‑Cola Export Corporation (“Export”), each of which companies is a Delaware corporation having its principal executive offices at One Coca‑Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676‑2121, and KO's indirect wholly owned subsidiaries, Coca-Cola de Chile S.A. (“CC Chile”), a company organized under the laws of the Republic of Chile having its principal executive offices at Av. Presidente Kennedy 5757, Piso 12, Las Condes, Santiago, Chile, telephone 56 2 426 3000, and Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca‑Cola de Argentina S.A.) (“CC Argentina”), a limited liability company organized under the laws of the Republic of Argentina having its principal executive offices at Paraguay 733, 1057, Buenos Aires, Argentina, telephone 541‑319‑2000 (CC Chile and CC Argentina, together with Interamerican, Export and KO, the “Reporting Persons”).
KO is the world's largest beverage company. KO owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. KO owns and markets four of the world's top five nonalcoholic sparkling beverage brands: Coca-Cola, Diet Coke, Fanta and Sprite. Finished beverage products bearing KO's trademarks, sold in the United States since 1886, are now sold in more than 200 countries.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto (which replaces in its entirety the previously filed Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

On March 30, 2012, Andina, Inversiones Freire Limitada and Inversiones Freire Dos Limitada (jointly referred to as “Freire”), the controlling shareholders of Andina, Embotelladoras Coca-Cola Polar S.A. (“Polar”) and Inversiones Los Aromos Limitada (“Aromos”), the controlling shareholder of Polar, announced that they agreed, subject to certain conditions and approvals, including approval from KO, on the terms of a possible merger of Polar into Andina (the “Merger”).

On the same date, Interamerican, CC Chile and CC Argentina (the “KO Shareholders”) entered into a Letter of Understanding (the “LOU”) with Freire and Aromos (together, the “Majority Shareholders”) confirming the parties' interest in amending the Shareholders' Agreement dated as of September 5, 1996 among KO, Interamerican (which subsequently transferred its share of Series A Common Stock and series B Common Stock of Andina to CC Chile), CC Argentina, Bottling Investment Limited and Freire, as amended by Amendment No. 1 dated as of December 17, 1996 (the “Shareholders' Agreement,” and as amended as contemplated by the LOU, the “Amended Shareholders' Agreement”) and the Stock Purchase Option Agreement (Contrato de Opción de Compra de Acciones y Contrato de Custodia), entered into on September 5, 1996 among Freire, KO, Interamerican, CC Argentina, Andina and Citibank, N.A., as amended on December 17, 1996 (the “Option Agreement,” and as amended as contemplated by the LOU, the “Amended Option Agreement”) to add Aromos and its owners as parties and to make certain other changes to the Shareholders' Agreement and the Option Agreement including, among other things, to add the provisions described below.

Under the terms of the LOU, the parties agreed to negotiate in good faith the terms and conditions of the Amended Shareholders' Agreement to include, among other things, the following provisions:

•
Board Representation. The board of directors of Andina will be comprised of not more than 14 members. The KO Shareholders will be entitled to nominate at least 2 members. Freire and Aromos will vote such number of shares owned, directly or indirectly, by them as may be necessary (after taking into account the shares voted by the KO Shareholders) to cause the election of such KO Shareholders nominees.

•
Special Voting Matters. Subject to applicable Chilean law, the following matters will require the favorable vote of (i) at least one of the directors nominated by the KO Shareholders at the relevant board of directors meeting; and/or (ii) all the shares held by the KO Shareholders at the relevant shareholders meeting:

a.	Any amendment to the articles of association or by-laws of Andina or any Subsidiary (as defined below) thereof.

b.	Any sale or disposal of substantially all the assets of Andina or any Subsidiaries thereof.

c.	Any amendment to the "Business Conduct Code" ("Código de Conducta de Negocios").

d.
The approval by Andina or any of its Subsidiaries of the Annual Business Plan or any material amendment to the Annual Business Plan, including the annual budget for investments, financing (including profit distribution as part of the annual financing structure), research and development, or operations.

e.
In respect of Andina, any resolution about the payment of dividends (either on an interim or definitive basis) of Andina (on a consolidated basis) or of any other kind of distribution to the shareholders which has a similar economic effect, for an amount in excess of 66% percent of the net profit of the current fiscal year (in case of interim dividends) or of the preceding fiscal year (in case of definitive dividends), without duplication.

f.
In respect of Andina or any of its Subsidiaries, (i) any acquisition or transfer of any interest in another entity or business enterprise; (ii) the formation of or participation in any company, joint venture or other similar entity; or (iii) the purchase or any acquisition of any assets for an amount equal to or in excess of the equivalent to US$50,000,000.-, whether in a single or series of transactions in a 12 consecutive months period.

g.
Any sale, lease, exchange, transfer, mortgage, pledge or any other disposal of fixed assets of Andina or any of its Subsidiaries, with a market value in excess of the equivalent to US$50,000,000.-, whether in a single or in a series of transactions in a 12 consecutive months period.

h.
(i) Any merger, share exchange, consolidation, corporate reorganization, transformation, formation and incorporation of Subsidiaries and/or affiliates (coligadas) or any other similar transaction involving Andina or any of its Subsidiaries; (ii) the dissolution or liquidation of Andina or any of its Subsidiaries; or (iii) filing by Andina or any of its Subsidiaries for voluntary bankruptcy or of any proposal for a creditors agreement, or the insolvency of Andina or any of its Subsidiaries, unless filing for their own bankruptcy is legally mandatory.

i.
The acquisition or initiation of any new business or the interruption or reduction of a significant part of the business of Andina or any of its Subsidiaries, including the interruption or significant reduction of a business or production line.

j.
(i) Capital expenditures and investments (e.g. leasing with purchase option, construction of a warehouse or storage, expansion of production capacity, engineering or architectural work for a plant, development of IT systems, etc.) by Andina or any of its Subsidiaries in excess of the equivalent to US

$75,000,000.-, whether in a single or in a series of transactions in a 12 consecutive months period; (ii) granting any collateral over the assets of Andina or any of its Subsidiaries in excess of the equivalent to US$75,000,000.-; or (iii) any guarantee by Andina or any of its Subsidiaries thereof in favor of any debts, credits or other obligations in excess of the equivalent to US$75,000,000.-, except for any guarantee granted by Andina in favor of its Subsidiaries.

k.
At any shareholder's meeting of Andina or any of its Subsidiaries, the granting of any loan to any Majority Shareholder or a Related Party thereto. "Related Party" will have the meaning set forth in article 100 of Law 18,045, Securities Market Law.

“Related Party” has the meaning set forth in article 100 of Law 18,045, Securities Market Law of Chile.

“Subsidiary” means any entity currently existing or which may be created in the future whose majority capital or stock is owned directly or indirectly by Andina. For purposes of items h and i above, Subsidiary also includes any entity controlled by Andina.

The LOU also provides that under the Amended Option Agreement the Majority Shareholders will grant the KO Shareholders a call right to acquire all of the shares of Series A Stock of Andina that will be issued to any such Majoriy Shareholders by Andina in the Merger.

Pursuant to the LOU, the Amended Shareholders' Agreement and the Amended Option Agreement shall become effective on the same date the Merger becomes effective.

KO invests in bottling operations such as Andina in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, KO regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Andina. As part of this review, KO from time to time may consider, evaluate and propose various possible transactions involving Andina or its subsidiaries, which could include, without limitation:

(i)	the possible acquisition of additional securities of Andina, or the disposition of securities of Andina;

(ii)
possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Andina or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(iii)
the possible acquisition by Andina or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Andina or its subsidiaries.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

CC Chile owns directly 40,552,802 shares of Series A Stock, and 40,552,802 shares of Series B Stock of Andina. CC Argentina owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock of Andina. CC Chile and CC Argentina are direct subsidiaries of Export, and Export is a wholly owned direct subsidiary of The Coca‑Cola Company. Thus, KO, Export, CC Chile and CC Argentina collectively beneficially own and have sole and dispositive power over an aggregate of 41,962,864 shares of Series A Stock and 41,962,864 shares of Series B Stock of Andina, representing 11.0% of the outstanding shares of Series A Stock and 11.0% of the outstanding shares of Series B Stock of Andina, respectively. (See Attachment B.)

Interamerican ceased to be the beneficial owner of any shares of Series A Stock or Series B Stock on October 6, 2006, when such shares were transferred to CC Chile in an intercompany transaction between two KO wholly owned subsidiaries. Accordingly, Interamerican is no longer a reporting person for purposes of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO	SECURITIES OF THE ISSUER

Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

On March 30, 2012, Andina, Freire, Polar and Aromos announced that they agreed, subject to certain conditions and approvals, on the terms of the Merger of Polar into Andina.

On the same date, the KO Shareholders entered into the LOU with the Majority Shareholders. Certain terms of the LOU are described in Item 4 above.

In addition to the terms described in Item 4, above, the LOU provides that, subject to the effectiveness of the Amended Shareholders' Agreement and the Amended Option Agreement, Aromos, the owners of Aromos, Interamerican and Polar will terminate their existing shareholders' agreement relating to Polar.

A copy of the LOU is attached as Exhibit 99.2 and is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

EXHIBIT NO.	DESCRIPTION
Exhibit 99.1	Directors and Executive Officers of the Reporting Persons
Exhibit 99.2	Letter of Understanding dated March 30, 2012
Exhibit 99.3	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2012	THE COCA‑COLA COMPANY By: /s/ Christopher P. Nolan Christopher P. Nolan Vice President and Treasurer
Date: April 3, 2012	COCA‑COLA COMPANY INTERAMERICAN CORPORATION By: /s/ Christopher P. Nolan Christopher P. Nolan Vice President and Treasurer
Date: April 3, 2012	THE COCA‑COLA EXPORT CORPORATION By: /s/ Christopher P. Nolan Christopher P. Nolan Vice President and Treasurer
Date: April 3, 2012	COCA‑COLA DE CHILE S.A. By: /s/ Sylvia Chamorro and /s/ Alejandro del Basto Sylvia Chamorro and Alejandro del Basto Attorneys
Date: April 3, 2012	SERVICIOS y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. By: /s/ Alejandro del Basto Alejandro del Basto Attorney

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
Exhibit 99.1	Directors and Executive Officers of the Reporting Persons
Exhibit 99.2	Letter of Understanding dated March 30, 2012
Exhibit 99.3	Joint Filing Agreement